BB 6/9 *

10028797

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

JUN - 4 2010

DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~50935~~ 36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merriman Curhan Ford & Co

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California St., 9th Floor
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Tang 415-262-1353
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - if individual, state last, first, middle name)

600 California Street Suite 1300 (Address) San Francisco (City) California (State) 94108 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 4 2010
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

BB 6/9

OATH OR AFFIRMATION

I, Henry Tang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Merriman Curhan Ford & Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

MERRIMAN CURHAN FORD & CO.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
	(c)	Statement of Operations.
	(d)	Statement of Cash Flows.
	(e)	Statement of Changes in Stockholder's Equity.
	(f)	Statement of Changes in Subordinated Borrowings
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of con fidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

MERRIMAN CURHAN FORD & CO.
(a wholly owned subsidiary of Merriman Curhan Ford Group, Inc.)

CONTENTS

	Page
Form X-17A-5 Facing Page	0
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-20

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Merriman Curhan Ford & Co.

We have audited the accompanying statement of financial condition of Merriman Curhan Ford & Co. (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merriman Curhan Ford & Co. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

San Francisco, California
February 26, 2010

MERRIMAN CURHAN FORD & CO.
(a wholly owned subsidiary of Merriman Curhan Ford Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$ 3,846,604
Securities owned:	
Marketable, at fair value	4,728,940
Not readily marketable, at estimated fair value	272,463
Restricted cash	357,086
Due from clearing broker	2,541,083
Accounts receivable	470,992
Equipment and fixtures, net	506,535
Prepaid expenses and other assets	735,260
Total assets	$ 13,458,963

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 171,753
Commissions and bonus payable	4,133,924
Accrued expenses	1,757,593
Due to clearing and other brokers	7,185
Securities sold, not yet purchased	161,461
Deferred revenue	304,334
Capital lease obligations	397,958
Total liabilities	6,934,208
Stockholder's equity:	
Common stock, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	17,227,669
Retained deficit	(10,737,914)
Total stockholder's equity	6,524,755
Total liabilities and stockholder's equity	$ 13,458,963

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Merriman Curhan Ford & Co. (the Company) is an investment bank and securities broker-dealer focused on fast growing companies and institutional investors, which includes the operations of International Cash Distributors (ICD), a division of the Company. ICD is a broker of money market funds serving the short-term investing needs of corporate finance departments at companies throughout the United States and Europe. The Company sold ICD during 2009, see Note 7. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Merriman Curhan Ford Group, Inc. (the Parent) (NASDAQ:MERR), formerly known as MCF Corporation, which changed its name to Merriman Curhan Ford Group, Inc. on May 20, 2008. The Company's corporate office is located in San Francisco, California.

In December 2001, the Parent acquired Instream Securities, Inc., and changed the name of the entity to RTX Securities Corporation. In 2003, RTX Securities Corporation changed its name to Merriman Curhan Ford & Co.

The Company incurred substantial losses and negative cash flows from operations in 2009 and 2008. The Company had net losses of $7,968,000 and $19,552,000 in 2009 and 2008, respectively, and negative operating cash flows of $8,463,000 and $24,480,000 for the same respective years. As of December 31, 2009, the Company had a retained deficit of $10,738,000. While the Company believes its current funds will be sufficient to enable it to meet its planned expenditures through at least January 1, 2011, if anticipated operating results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financing sources. Failure to generate sufficient cash flows from operations, raise additional capital, or reduce certain discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies

Basis and Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

For the purposes of presentation, dollar amounts displayed in these Notes to the Statement of Financial Condition will be rounded to the nearest thousand.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2009 included cash and cash equivalents on deposit with the Company's clearing organizations as well as with its banks.

Continued

2. **Summary of Significant Accounting Policies**, continued

Due From/To Clearing Broker

The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organizations as deemed necessary.

Securities Owned

"Securities owned" and "Securities sold, but not yet purchased" in the statement of financial condition consist of financial instruments carried at fair value with related unrealized gains or losses recognized in the statements of income. The securities owned are classified as either "Marketable" or "Non-marketable". Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement. Non-marketable securities are typically securities restricted under Rule 144A or have some restriction on their sale whether or not a buyer is identified.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in Principal Transactions in the statement of income. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, securities owned, due from clearing broker, accounts receivable, accounts payable, commissions and bonus payable, accrued expenses, due to clearing and other brokers, and securities sold, not yet purchased, approximate their fair values.

Fair Value Measurement—Definition and Hierarchy

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements" (ASC 820), effective January 1, 2008. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1–Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

2. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement—Definition and Hierarchy, continued

Level 2–Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which there are market-based implied volatilities, unregistered common stock and thinly traded common stock.

Level 3–Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets carried at fair value and included in this category include stock warrants for which market-based implied volatilities are not available. The valuation of these securities may require management estimates of some or all of the inputs, including volatilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 3.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses for the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance, and general economic conditions that may affect a client's ability to pay. As of December 31, 2009, the allowance for doubtful accounts was $244,000.

Equipment and Fixtures

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization, including amortization on capital leases, are computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

Continued

2. **Summary of Significant Accounting Policies**, continued

Deferred Revenue

The Company provides OTCQX Advisory Services, in the form of assistance to its clients in listing on OTCQX, a tier of Pink Sheets, along with other services that facilitate their access to institutional capital markets.

Deferred revenue mainly represents customer billings made in advance for due diligence services, and for providing contracted annual support services as their Principal American Liaison (PAL) if a non-U.S. company, or a Designated Advisor for Disclosure (DAD), if a U.S. company. The revenue for due diligence work is recognized at its completion, typically a three-month period. The revenue for advisory services is recognized on a monthly basis in the period after due diligence is completed and before the end of the engagement term.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal and state income taxes are calculated as if the Company filed a return on a separate basis. The amount of current and deferred taxes payable or refundable is recognized in accordance with currently enacted tax laws and rates. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. The net current and deferred tax asset or liability is settled through the intercompany account with the Parent.

Concentrations

Substantially all of the Company's cash and cash equivalents are held at three major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

As of December 31, 2009, the Company held concentrated positions in two securities with a total value in the amount of $2,368,000. The stock prices of these publicly traded equity securities are highly volatile.

As of December 31, 2009, the Company held concentrated positions in accounts receivable with four clients, each of which exceeded 10% of total accounts receivable.

Continued

2. **Summary of Significant Accounting Policies**, continued

Newly Issued Accounting Standards

On July 1, 2009, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 168, *Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, which was primarily codified into ASC 105, "Generally Accepted Accounting Principles." The ASC does not alter current U.S. GAAP, but rather integrated existing accounting standards with other authoritative guidance. The ASC provides a single source of authoritative U.S. GAAP for nongovernmental entities and supersedes all other previously issued non-SEC accounting and reporting guidance. The adoption of the ASC did not have any effect on the Company's results of operations or financial position. All prior references to U.S. GAAP have been revised to conform to the ASC. Updates to the ASC are issued in the form of Accounting Standards Updates (ASU).

In April 2009, the Company adopted the revisions to U.S. GAAP accounting standards included in ASC Topic 820, "Fair Value Measurement and Disclosures," which provides additional guidance in determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurement purposes. This guidance does not have a significant impact on the Company's financial position, results of operations, or cash flows.

The Company adopted the revisions to U.S. GAAP accounting standards included in ASC Topic 855, "Subsequent Events", which establishes the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure that the entity has evaluated subsequent events through the date the financial statements are issued. This guidance did not have any impact on the Company's financial position, results of operations, or cash flows.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements Disclosures," which amends ASC Subtopic 820-10 to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. ASU 2010-6 is effective for interim and annual fiscal years beginning after December 15, 2009. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

Continued

3. Fair Value of Assets and Liabilities

The Company trades equity and debt securities for clients in a broker or dealer capacity. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. As of December 31, 2009, the fair value of marketable equity securities owned by the Company was approximately $4,729,000.

Securities owned that are not readily marketable consisted of underwriters' purchase options, convertible preferred stock, unregistered common stock, and stock warrants. As of December 31, 2009, the discounted fair value of the securities owned that are not readily marketable was approximately $272,000 based on management estimates.

	Assets at Fair Value at December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate equities	$ 3,403,757	$ -	$ 21,731	$ 3,425,488
Stock warrants	-	-	1,575,481	1,575,481
Preferred stock	434	-	-	434
	$ 3,404,191	$ -	$ 1,597,212	$ 5,001,403
Liabilities--				
Securities sold, not yet purchased	$ 161,461	$ -	$ -	$ 161,461

The following summarizes the change in carrying values associated with Level 3 financial instruments for the twelve months ended December 31, 2009:

	Corporate Equities	Stock Warrants	Underwriters' Purchase Option	Total
Balance at December 31, 2008	$ 695	$ 1,605,451	$ 27,995	$ 1,634,141
Purchases, issuances and settlements	71,464	311,515	-	382,979
Net transfers in (out)	(51,694)	(155,331)	-	(207,025)
Gains (losses):				
Realized	-	(79,093)	(91,058)	(170,151)
Unrealized	1,266	(107,061)	63,063	(42,732)
Balance at December 31, 2009	$ 21,731	$ 1,575,481	$ -	$ 1,597,212
Change in unrealized gains (losses) relating to instruments still held at December 31, 2009	$ 1,266	$ (33,657)	$ -	$ (32,391)

Continued

4. Equipment and Fixtures

Equipment and fixtures consisted of the following at December 31, 2009:

Computer equipment	$ 532,195
Furniture and equipment	930,151
Software	190,522
Leasehold improvements	1,113,769
	2,766,637
Less accumulated depreciation	(2,260,102)
	$ 506,535

No equipment or fixture was purchased through capital lease financing during 2009. See Note 11 for additional information on capital leases.

5. Employee Benefit Plans and Stock-Based Compensation

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none was made during 2009.

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated shares of the Parent's stock-based compensation expense. The Parent's stock based compensation expense was $834,000 for the year ended December 31, 2009, of which the Company's allocated cost was $664,000.

6. Related-Party Transactions

On August 12, 2009, the Company obtained a Temporary Secured Demand Note (Demand Note) in the amount of $1,329,000 from the D. Jonathan Merriman Living Trust as a subordinated loan. The trustee of the Trust, Jon Merriman, is also the Chief Executive Officer of the Parent. The Demand Note was collateralized by securities held in a third party brokerage account in the Company's name. The subordinated loan was repaid on September 23, 2009 and the securities were transferred back to the Trust. The Company compensated the Trust with total interest and fees in the amount of $179,000, the majority of which was reinvested in the Parent

On January 22, 2010, the Company obtained subordinated loans amounting to an aggregate of $11,000,000 from DGB Investment, Inc. and the Bergeron Family Trust, both entities controlled by Douglas G. Bergeron. Mr. Bergeron is a member of the Parent's Board of Directors. (For further information, please refer to Note 13, "Subsequent Events.")

6. **Related-Party Transactions**, continued

From time to time, officers and employees of the Company may invest in private placements, which the Company arranges and for which the Company charges investment banking fees.

The Company's employees may, at times, provide certain services and supporting functions to its affiliate entities. The Company is not reimbursed for any costs related to providing those services.

7. **Sale of a Component of an Entity**

On January 16, 2009, the Company entered into an agreement to sell the assets of ICD, a division of Merriman Curhan Ford & Co., to a group of investors who are also its employees in order to raise capital. The assets being sold include the Company's rights in trademark, copyright, and other intellectual property used in the business, customer lists, marketing materials, and books and records. As of March 31, 2009, the Company determined that the discontinued operations criteria in ASC Topic 205 "Discontinued Operations," had not been met, as such the revenues and expenses of ICD are still presented as part of continuing operations. In accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, "Revenue Recognition", the Company recognized $2,000,000 as Other Income for the year ended December 31, 2009.

To assist in the transition of operations to the new owners, the Company is providing substantial services to ICD, including collecting its revenues. Under guidance provided in ASC Subtopic 605-45, "Principal Agent Considerations," the Company records ICD's revenues and expenses at gross levels. In 2010, the Company expects to no longer provide such services and will no longer record ICD revenues.

As of December 31, 2009, $2,492,000 and $2,268,000 of Due from Clearing Broker and Commissions and Bonus Payable balances are attributed to ICD, respectively.

8. **Income Taxes**

The Company is included in consolidated federal and state tax returns filed by the Parent and computes its income taxes on a separate return basis. As the 2009 tax benefit relates to discrete items, such as the carryback of federal net operating losses and amended state tax returns, the benefit recorded by the Company is specifically identified based on its contribution to the net operating loss and other attributes leading to these discrete benefits. The Company recognized $377,000 and $218,000 for federal and state income tax benefit, respectively, in 2009. Income taxes receivable included in the December 31, 2009 financial statements, under the Other Assets, amounted to $216,000.

Historically and currently, the Company has recorded a valuation allowance on the deferred tax assets, a significant component of which relates to net operating loss carryforwards. Management continually evaluates whether its deferred tax asset benefits are realizable based upon negative and positive evidence available. Based on the evidence available at this time, the Company continues to conclude that it is "more likely than not" that it will not be able to realize the benefit of its deferred tax assets in the future.

Continued

8. **Income Taxes**, continued

No uncertain tax positions exist at December 31, 2009, as such, the Company did not record a liability for uncertain tax positions during the year ended December 31, 2009.

The Company does not have any material accrued interest or penalties associated with any unrecognized tax benefits. Management does not believe it is reasonably possible that the Company's unrecognized tax benefits will significantly change within the next 12 months. The Company is subject to taxation in the U.S. and various state jurisdictions.

9. **Net Capital Requirements**

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2009, the Company had regulatory net capital, as defined, of $2,685,000, which exceeded the amount required by $2,369,000. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

As some of the Company's bonuses are discretionary, they have been excluded for the purposes of net capital calculations. As of December 31, 2009, the discretionary bonus payable was $473,000.

10. **Financial Instruments with Off-Balance Sheet Risk and Credit Risk**

Financial Instruments

The Company trades securities that are primarily traded in the United States markets. As of December 31, 2009, the Company had not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps, or derivatives that would expose the Company to significant related off-balance sheet risk.

In addition, the Company, from time to time, has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is realized as the fair value of the underlying security decreases or increases, respectively.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to control market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions.

Continued

10. Financial Instruments with Off-Balance Sheet Risk and Credit Risk, continued

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2009. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

11. Commitments and Contingencies

The following is a table summarizing significant commitments as of December 31, 2009, consisting of future minimum lease payments under all non-cancelable capital and operating leases and contracts with initial or remaining terms in excess of one year.

	Capital Leases	Operating Leases	Operating Commitments
2010	$ 268,853	$ 1,696,102	$ 632,424
2011	146,646	1,616,545	312,846
2012	-	1,096,230	100,080
2013	-	616,000	-
Total commitments	415,499	5,024,877	1,045,350
Interest	(17,541)	-	-
Net commitments	$ 397,958	$ 5,024,877	$ 1,045,350

Continued

11. Commitments and Contingencies, continued

Amortization of assets recorded under capital leases is recognized in depreciation expense. Costs and related accumulated depreciation of assets under capital leases were $1,121,000 and $810,000, respectively, at December 31, 2009.

The Company leases its San Francisco corporate office and its New York office under noncancelable operating leases that expire in August 2011 and June 2013, respectively. Future annual minimum lease payments related to its various operating leases are included in the table above. Rent expense was approximately $1,559,000 in 2009, net of $145,000 sublease rent received.

The Company closed its offices in Portland, Oregon and Newport Beach, California during 2008 and 2009 and subleased the spaces to third parties. The leases and the subleases terminated concurrently, for Portland in July 2009 and for Newport Beach on October 2009.

The heading Operating Commitments in the table above includes non-cancelable contracts for operating services, such as Bloomberg terminals and consulting contracts with minimum terms.

12. Legal Proceedings

Settlement with the Securities and Exchange Commission

On November 10, 2009, the SEC issued an "Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21(c) of the Securities and Exchange Act of 1934, Making Findings and Imposing Remedial Sanctions and a Cease-and-Desist Order as to Merriman Curhan Ford & Co., D. Jonathan Merriman, and Christopher Aguilar" (the Order). The Order was issued in connection with Cacchione's conduct from approximately March 2006 to April 2008 for violation of the anti-fraud provisions of the federal securities laws. Cacchione was fired in May 2008, shortly after the underlying facts became known.

The Order censures and imposes sanctions for the failure of the Company to reasonably supervise Cacchione with a view toward preventing future violations arising out of his disseminating confidential customer information to third parties and executing unauthorized orders for certain customers. The Company paid a penalty of $100,000 and hired an independent consultant to review and make recommendations as needed to its written policies and procedures relating to the supervision of registered representatives.

The Order also imposes sanctions on Jon Merriman, the Company's former CEO and current CEO of the Parent, and Christopher Aguilar, the Company's former Chief Compliance Officer, for failure to adequately supervise Cacchione. Jon Merriman must pay a penalty of $75,000 and Chris Aguilar must pay a penalty of $40,000. Both individuals were also suspended from acting in a supervisory capacity for any broker or dealer for a period of twelve months from the date of the Order.

The Order makes no finding or allegation of any fraudulent activity involving anyone in the Company other than Cacchione. The Company, Mr. Merriman, and Mr. Aguilar cooperated fully with the SEC's investigation and consented to the SEC's Order without admitting or denying the findings.

Continued

12. **Legal Proceedings**, continued

Del Biaggio/Cacchione Matters

A number of lawsuits have been filed against the Company and the Parent (collectively, "MCF"), in connection with the actions of William Del Biaggio III (Del Biaggio), a former customer of the Company and David Scott Cacchione (Cacchione), a former retail broker of the Company. Del Biaggio and Cacchione pleaded guilty to securities fraud and were sentenced to prison terms of 97 and 60 months, respectively.

The claims related to the fraud filed against the Company by DGB Investment, Inc., Craig Leipold, Heritage Bank of Commerce, Modern Bank, Valley Community Bank, AEG Facilities and the Federal Deposit Insurance Company (FDIC) as receiver for Security Pacific Bank in an aggregate amount of $43,577,000 were settled as of September 8, 2009. The amount for which the claims were settled was $4,300,000, the issuance by the Parent of 5-year warrants to buy 1,538,461 shares of the Parent's common stock at $0.65 each, and the assignment of certain rights to collect potential insurance payments from the Company's insurers.

On February 12, 2010, the Company and Parent settled with the insurers collecting an aggregate amount of $5,750,000. The Company was allocated $325,000, less expenses, of the settlement proceeds and issued warrants in the net amount. The balance of the settlement amount was allocated to the litigants on a pro-rata basis. The warrant expense was accrued as of December 31, 2009. (See Note 13, "Subsequent Events.")

The settlement costs of $4,300,000 and the value of the warrants of $934,926 were capital contributions from the Parent to the Company.

The lawsuits against the Company that result from Cacchione's activities which the Company chose not to settle are as follows:

Don Arata, et al. v. Merriman Curhan Ford & Co.

In July 2008, the Company and the Parent were served with a complaint filed in the San Francisco County, California Superior Court by several plaintiffs who invested money with Del Biaggio and related entities. In March 2009, the Company and the Parent were served with an amended consolidated complaint on behalf of 39 plaintiffs which consolidated several similar pending actions filed by the same law firm. Plaintiffs allege, among other things, fraud based on Cacchione's alleged assistance to Del Biaggio in connection with the allegedly fraudulent investments and the Company's failure to discover and stop the continuing fraud. Plaintiffs in this lawsuit seek damages of over $9 million. The Company and the Parent responded to the amended consolidated complaint in June 2009 denying all liability. We believe that we and the Parent have meritorious defenses and intend to contest these claims vigorously. (The Davis, Cook, and Bachelor cases, originally filed as separate claims, are now are part of the consolidated cases.)

12. **Legal Proceedings**, continued

Del Biaggio/Cacchione Matters, continued

David Hengehold v. Merriman Curhan Ford & Co.

In June 2008, the Company and Parent were served with a complaint filed in San Mateo County, California Superior Court by David Hengehold. Plaintiff alleges fraud based on Cacchione having induced plaintiff into making loans to Del Biaggio. Plaintiff in this lawsuit seeks damages of over $500,000. We believe that the Company has meritorious defenses and it intends to contest this claim vigorously.

United American Bank v. Merriman Curhan Ford & Co.

In July 2008, the Company was served with a complaint filed in the Santa Clara County Superior Court by United American Bank, which loaned money to Del Biaggio, alleging that the Company entered into an account control agreement for an account that Del Biaggio had previously pledged to another lender. The account pledged was in the name of Del Biaggio. Plaintiff brought claims for, among other things, fraud arising out of the failure to disclose the alleged previous pledge. Plaintiff alleges damages in the amount of $1.75 million. After ensuring that the proper clearance had been obtained from the court in Del Biaggio's bankruptcy case, the Company turned over the pledged collateral to Plaintiff United American Bank, performing its obligation under the account control agreement. The Company then demanded that it be dismissed from the action, and is continuing to follow up that demand. We believe that MCF has little or no remaining exposure in this matter, and it intends to contest this claim vigorously.

The Private Bank of the Peninsula v. Merriman Curhan Ford & Co.

In July 2008, the Company was served with a complaint filed in the Santa Clara County Superior Court by The Private Bank of the Peninsula. Plaintiff alleges, among other things, fraud based on Cacchione having induced plaintiff into making loans to Del Biaggio. Plaintiff in this lawsuit alleges damages of $916,666. We believe that MCF has meritorious defenses and it intends to contest this claim vigorously.

Pacific Capital Bank v. Merriman Curhan Ford & Co.

In October 2008, the Company was served with a complaint filed in the San Francisco County Superior Court by Pacific Capital Bank. Plaintiff alleges, among other things, fraud based on Cacchione having induced plaintiff into making loans to Del Biaggio. Plaintiff in this lawsuit alleges damages of $1.84 million. We believe that the Company has meritorious defenses and it intends to contest this claim vigorously.

Continued

12. **Legal Proceedings**, continued

Del Biaggio/Cacchione Matters, continued

Gary Thornhill, et al. v. Merriman Curhan Ford & Co.

In May 2009, a complaint was filed in the San Francisco County Superior Court by Gary Thornhill and several related family members and entities, naming as defendants the Company and MCF. The complaint alleges, , among other things, fraud based on Cacchione's alleged assistance to Del Biaggio in connection with the allegedly fraudulent investments and MCF's failure to discover and stop the continuing fraud. Plaintiffs in this lawsuit seek damages of $230,000. A response to the complaint is due in August 2009. We believe that we and MCF have meritorious defenses and intend to contest these claims vigorously.

Irving Bronstein et. al. v. Merriman Curhan Ford & Co.

In early 2009, the Company and D. Jonathan Merriman were served with a FINRA arbitration claim filed by Irving Bronstein and several related family members and entities. Claimants allege, among other things, that the Company benefited from the sale of a particular security it held at the expense of its customers, including the claimants, and fraud based on Cacchione's alleged assistance to Del Biaggio in connection with allegedly fraudulent investments and the Company's failure to discover and stop the fraud. Claimants seek damages in a range of $2.7 to $10 million. The Company and Mr. Merriman have responded to the statement of claim denying all liability. Arbitration is scheduled to begin March 30, 2010. We believe that the Company and Mr. Merriman have meritorious defenses and they intend to contest these claims vigorously.

Demand by Shelly Schaffer to Merriman Curhan Ford & Co. for Payment of Attorneys' Fees

On April 24, 2009, former Vice President of Client Services Shelly Schaffer, through her attorney, Robert Shartsis, made a written demand for payment of attorneys' fees for Ms. Schaffer's defense in a civil action by the Securities and Exchange Commission. Ms. Schaffer, who was hired by the Company on May 25, 2006, retained Mr. Shartsis to respond to an SEC Enforcement action in which it is alleged that Ms. Schaffer violated the antifraud provisions of federal securities laws and applicable regulations. Ms. Schaffer worked for Cacchione prior to their coming to the Company. The Company has denied Ms. Schaffer's requests for payment of her attorneys' fees on the grounds that the accusations against her concern activities that were outside the course and scope of her employment. Ms. Schaffer's attorney has stated his intention to sue the Company for payment of his fees, which he claims are approximately $100,000 and will increase as the SEC investigation continues. We believe that the Company has meritorious defenses and it intends to contest the claims vigorously.

12. **Legal Proceedings**, continued

Del Biaggio/Cacchione Matters, continued

John Zarich v. Merriman Curhan Ford & Co.

In or around April 2009, John Zarich filed an arbitration claim with FINRA naming the Company. The statement of claim alleges that Zarich was convinced by Cacchione to purchase shares of a small, risky stock in which the Company held a position. It further alleges that Cacchione convinced Zarich not to sell the shares when the stock's price fell. The statement seeks $265,000 in compensatory damages plus punitive damages of $200,000 and 10% interest beginning January 2, 2008. We believe that the Company has meritorious defenses and it intends to contest this claim vigorously.

Other Litigation

There have been a number of legal cases that are unrelated to the Del Biaggio/Cacchione matters. These are as follows:

Spare Backup v. Merriman Curhan Ford & Co.

In April 2008, the Company entered into an engagement to provide investment banking services to Spare Backup, Inc. The Company was able to close a round of bridge financing in June 2008. The Company was successful in raising $1,300,000 in capital for Spare Backup. As a result of closing the financing transaction, the Company was entitled to reimbursement of its expenses, a convertible note with principal valued at $161,100 and 370,370 shares of Spare Backup common stock. As of November 2008, these transaction fees had not been paid to the Company. We hired counsel to seek payment of the fees and to proceed to arbitration, as is specified in the engagement letter. In January 2009, the Company filed a petition to compel arbitration in the San Francisco County Superior Court.

In response to the petition to compel arbitration, Spare Backup filed a complaint in the Riverside County Superior Court, Indio Branch, for fraud and declaratory relief alleging that the Company fraudulently induced it to execute the investment banking engagement letter. The petition for arbitration was granted and in May of 2009 and the Indio action was stayed for all purposes pending the outcome of arbitration. The arbitration date has been set for March 22, 2010.

Joy Ann Fell v. Merriman Curhan Ford & Co.

In November 2008, the Company received a demand letter from a former employee, Joy Ann Fell. In January 2009, the Company received a claim filed by Ms. Fell in FINRA arbitration. Ms. Fell worked in the investment banking department and was terminated in October of 2008, as part of a reduction in force. Ms. Fell alleges claims of breach of an implied employment contract, emotional distress and work-place discrimination. The demand for money damages is approximately $350,000. We believe that the Company has meritorious defenses and it intends to contest this claim vigorously. The Company has responded to the claim and the parties have propounded, but not responded to, written discovery. The parties and FINRA have jointly selected an arbitration panel of three New York-based arbitrators: Aaron Tyk, Caryl D. Feldman, and Beth Bird Pocker.

Continued

12. **Legal Proceedings**, continued

Other Litigation, continued

Wesley Rusch v. Merriman Curhan Ford & Co.

In October 2008, The Company was served with a claim in FINRA Arbitration by Wesley Rusch. Mr. Rusch is a former at-will employee of Merriman Curhan Ford & Co. and worked in the compliance department. Mr. Rusch was terminated by Merriman Curhan Ford & Co. in July 2007. Mr. Rusch alleges theories of discrimination and lack of cause for termination. Mr. Rusch filed a Statement of Claim seeking damages of over $1 million. The Company contested this claim at the arbitration before a FINRA arbitration panel in March 2009, which resulted in a decision in the Company's favor in July 2009. Mr. Rusch requested that the San Francisco Superior Court vacate the decision, and the Company requested that it be confirmed.

Peter Marcil v. Merriman Curhan Ford & Co.

In January 2009, the Company, was served with a claim in FINRA Arbitration by Peter Marcil. Mr. Marcil is a former at-will employee of Merriman Curhan Ford & Co. and worked in the investment banking department. Mr. Marcil resigned from Merriman Curhan Ford & Co. in March of 2007. Mr. Marcil alleges breach of an implied employment contract, wrongful termination, and intentional infliction of emotional distress. Damages are not specified in the arbitration claim. The Company has not replied to the claim and an arbitration hearing date has not been set. The parties participated in a mediation with San Francisco Attorney/Mediator Mark Rudy on September 14, 2009 and have agreed to continue settlement negotiations. It is believed that the Company has meritorious defenses and it intends to contest this claim vigorously. However, in the event that the Company does not prevail, based upon the facts known to date, it is not believed that the outcome will have a material effect on our financial position, financial results or cash flows.

Dow Corning Corporation vs. Merriman Curhan Ford & Co.

In late July and early August 2009, counsel for Dow Corning Corporation (DCC) indicated in correspondence and communications that DCC may have some type of claim against the Company and the Company in connection with its purchases of auction rate securities through the Company's ICD Division. Counsel would not furnish any specifics about the purported claim or any purported damages, but requested an agreement tolling any applicable statute of limitations for sixty (60) days to allow the parties to undertake "settlement discussions." The Company, Institutional Cash Distributors, LLC, and certain representatives of the Company's ICD Division entered into such a tolling agreement with DCC for a period of 60 days, which was extended an additional sixty days. The Company's ICD Division refused to extend the tolling agreement further. No claim has been filed. Accordingly the Company is not aware of the basis of any purported claim.

Continued

12. **Legal Proceedings**, continued

Other Litigation, continued

Merriman Curhan Ford & Co. and Merriman Curhan Ford Group, Inc. v. XL Specialty Insurance Company

On January 14, 2009, the Company and the Parent (collectively "MCF") filed a civil action in the Superior Court for Los Angeles County (the Coverage Lawsuit) against its directors' and officers' liability insurer, XL Specialty Insurance Company (XL Specialty). In the Coverage Lawsuit, MCF has asserted claims for breach of contract, tortious breach of contract, and declaratory relief, alleging that XL Specialty wrongfully denied coverage for various ongoing third-party claims and government investigations. MCF seeks an award of compensatory damages, punitive damages, attorneys' fees and costs. XL Specialty has filed a cross-complaint against MCF for declaratory relief, by which XL Specialty seeks a judicial determination that it does not owe any coverage obligations regarding the third-party claims and government investigations. (This case was settled on February 12, 2010. Please see Subsequent Events.)

The Company and Parent deny any liability and are vigorously contesting these lawsuits and arbitrations. At this point, the Company cannot estimate the amount of damages if they are resolved unfavorably or does not believe that the cases will result in unfavorable outcomes and accordingly, management has not provided an accrual for these lawsuits and arbitrations.

Based on the facts presently known, the Company does not believe the outcome of pending proceedings will have a material adverse effect on its financial condition.

Additionally, from time to time, the Company is involved in ordinary routine litigation incidental to our business.

13. **Subsequent Events**

The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were issued. The Company determined the following to be material subsequent events that require disclosure.

Temporary Subordinated Borrowing

On January 20, 2010, the Company borrowed $11,000,000 from DGB Investment and the Bergeron Family Trust, both controlled by Douglas G. Bergeron, a member of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan to supplement the Company's net capital and enabled it to underwrite an initial public offering, in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. The subordinated loan was repaid on February 5, 2010 and the Company compensated Mr. Bergeron $774,500 in fees for the loan.

13. **Subsequent Events**, continued

Merriman Curhan Ford & Co. and Merriman Curhan Ford Group, Inc. v. XL Specialty Insurance Co.

On February 12, 2010, the Company settled its lawsuit with XL Specialty Insurance Company. As part of its settlement agreement dated September 8, 2009 with DGB Investment, Inc., Craig Leipold, Heritage Bank of Commerce, Modern Bank, Valley Community Bank, AEG Facilities and the Federal Deposit Insurance Company (FDIC) as receiver for Security Pacific Bank (the Litigants), it assigned certain rights of recovery to the Litigants. The settlement was for $5,750,000 of which the Company retained the right to recover $325,000 less expenses. The Parent issued to the Litigants warrants for an equivalent amount, pursuant to the settlement agreement. As of December 31, 2009, the Company has accrued $315,000, net of expenses, for the liability that was paid out as warrants of the Parent.

Henry Khachuturian v. Merriman Curhan Ford & Co.

In January 2010, the Company was served with a complaint filed in the San Francisco County Superior Court by Henry Khachaturian. The complaint also names as defendants officers and former officers D. Jonathan Merriman, Gregory Curhan and Robert Ford. The statement of claim alleges that Khachaturian was convinced by the Company to purchase shares of a small, risky stock in which the Company held a position. It further alleges that the Company did not permit Khachaturian to sell the shares when the stock's price fell. The complaint seeks unspecified compensatory and punitive damages.

Chuck Peterson v. Merriman Curhan Ford & Co.

On February 23, 2010, Chuck Peterson reportedly filed a complaint with the San Francisco Superior Court, California for fraud, breach of fiduciary duty and misrepresentation. The Company has not, as of February 26, 2010, been served with the complaint.

The Company believes it has meritorious defenses and it intends to contest these claims vigorously.

BPM
BURR PILGER MAYER
Building your future

MERRIMAN CURHAN FORD & CO.

(a wholly owned subsidiary of Merriman Curhan Ford Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

Year ended December 31, 2009

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a Public Document